Exhibit 99.54

        [Letterhead of Blackwell Sanders Matheny Weary & Lombardi L.C.]

                                                            April 30, 1997


VIA FACSIMILE AND U.S. MAIL

Lawrence "Barney" Berkowitz, Esq.
Berkowitz, Feldmiller, Stanton,
      Brandt, Williams & Stueve
Two Brush Creek Blvd., Suite 550
Kansas City, MO 64112

            Re:   ADT Investments, Inc. v. Western Resources, Inc.
                  Case No. 97CV467
                  Our File No.: 13404-2

Dear Barney:

      When we last discussed this matter, you indicated that Western would seriously consider producing its shareholder list to ADT Investments, Inc. ("ADT"), if ADT would state in more detail its purpose for seeking the shareholder list and would agree to reasonable restrictions on its use. Based on those representations, and on the possibility that an agreement could moot this case, we agreed to postpone the hearing.

      I want to address Western's stated concerns, and then respond to John Rosenberg's letter of April 28, 1997, to Gary Gilson concerning ADT's request of April 24 for a shareholder list in advance of Western's annual meeting.

      First, before taking the Court's time to resolve this matter, let's make sure that there is no confusion concerning the purpose of ADT's requests. ADT confirms that the purpose for its request for the shareholder list is to enable it to communicate with Western's shareholders concerning the proposed transactions with KCP&L and the hostile exchange offer for ADT Ltd. These transactions require the approval of Western's shareholders and raise fundamental questions about the direction of Western and the way it currently is being managed.

      In this regard, ADT wishes to communicate with other Western shareholders concerning the effect these proposed transactions would have on Western's shareholders, and whether the current directors up for re-election are acting in the best interests of shareholders by pursuing these transactions.

      The negative effects on shareholders include possible reductions in Western's dividends, earnings per share, and credit rating. ADT's communications with Western stockholders may involve either the solicitation of proxies for use at the shareholder meetings or general correspondence with shareholders in advance. As a Western shareholder, ADT has an entirely legitimate right to communicate with fellow shareholders on these matters in advance of the annual and special shareholder meetings and such communications may very well impact how Western shareholders decide to vote on these transactions and on the election of new directors.

      ADT would agree not to disclose the shareholder list publicly and to use it only for the purpose of soliciting proxies or communicating with other shareholders. With this assurance, Western has no legitimate reason for refusing to produce the list.

      Secondly, John Rosenberg's letter of April 28 responds to ADT's April 24 request for the shareholder list of the annual meeting of Western's shareholders scheduled for May 29. It seems a fair reading of John Rosenberg's letter that Western will not produce the list in advance of the annual meeting. Throwing around the word harassment does not diminish ADT's right as a shareholder to be provided with a copy of the shareholder list. It seemed to ADT more efficient to deal with both requests together after Western has had an opportunity to consider the second request.

        Please advise me by noon on May 2nd whether Western will provide a copy of its shareholder list to ADT as requested. Because the annual meeting is rapidly approaching, if we do not hear from you by then, we will be forced to consider proceeding immediately with scheduling depositions and the hearing before the Court.


                                        Yours truly,


                                        /s/ Floyd R. Finch, Jr.
                                        -----------------------------
                                        Floyd R. Finch, Jr.